EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings (Loss) to Fixed Charges

(Dollars in millions)	2008	2007	2006	2005	2004

Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle (1)	$429	$470	$594	$763	$37
Add:
Interest expense	95	107	105	113	123
Appropriate portion of rental expense (2)	15	18	21	21	21
Amortization of capitalized interest	8	9	11	11	15
Earnings (loss) as adjusted	$547	$604	$731	$908	$196

Fixed charges:
Interest expense	$95	$107	$105	$113	$123
Appropriate portion of rental expense (2)	15	18	21	21	21
Capitalized interest	12	10	7	5	3
Total fixed charges	$122	$135	$133	$139	$147

Ratio of earnings (loss) to fixed charges	4.5x	4.5x	5.5x	6.5x	1.3x

(1)
Because the Company is exiting the PET business in the European region, results related to sales of PET products manufactured at the Spain, the Netherlands, and United Kingdom sites are presented as discontinued operations for all periods presented.  For additional information, see Note 2, "Discontinued Operations", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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